EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CONTACT: **Heather Bockstruck, 312.565.5282**
hbockstruck@fhlbc.com

FHLBank Chicago Announces Q2 2026 Financial Highlights

Chicago – July 22, 2026 – The Federal Home Loan Bank of Chicago (FHLBank Chicago) today announced its preliminary and unaudited financial results for the second quarter of 2026.

"Our preliminary second quarter results reflect the strength of our cooperative model and the commitment to our mission," said Michael Ericson, president and chief executive officer of FHLBank Chicago. "Growth in advances, disciplined balance sheet management and a strong capital position contributed to our strong financial performance this quarter. These results position us to continue providing reliable funding solutions for our members while supporting housing and community development initiatives that benefit communities across Illinois and Wisconsin."

Second Quarter 2026 Financial Highlights

- Net income increased to $180 million, compared to $151 million for the second quarter of 2025. The increase was primarily driven by higher net interest income, due to growth in advances and investment debt securities balances and lower funding costs on our discount notes. Lower noninterest expense also contributed to the increase, primarily due to the timing of community investment program activity and member utilization of programs in 2026 compared to the same period in 2025.
- Total assets increased to $163.2 billion, up from $141.2 billion at Dec. 31, 2025, reflecting growth primarily in advances and the liquidity portfolio.
- Advances outstanding increased to $71.1 billion, compared to $61.1 billion at Dec. 31, 2025, driven by increased borrowing by depository institutions and insurance company members.
- Mortgage loans held for portfolio through the Mortgage Partnership Finance® (MPF®) Program increased to $15.2 billion from $14.7 billion at Dec. 31, 2025, as acquisition volume outpaced principal paydowns.

Housing and Community Development

Statutory Affordable Housing Program (AHP) Assessments: FHLBank Chicago is required by statute to contribute 10% of its income before assessments to support affordable housing and community development in the communities served by its members. As of June 30, 2026, FHLBank Chicago accrued $38 million to its AHP funding pool.

Voluntary Housing and Community Development Contributions: In addition to its statutory AHP assessments, the Board of Directors may elect to make voluntary contributions to the AHP or other housing and community development activities to increase funding available to members. During the first half of 2026, FHLBank Chicago contributed $16 million in community investment grants and Community Advance subsidies, which were recognized as noninterest expense. Community investment advance and grant activity is expected to increase during the second half of 2026 as additional funding opportunities become available.

EXHIBIT 99.1

For more financial details, please refer to the Condensed Statements of Income and Statements of Condition below. The Form 10-Q for the quarter ending June 30, 2026, is expected to be filed with the Securities and Exchange Commission (SEC) next month.

EXHIBIT 99.1

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	June 30, 2026	December 31, 2025	Change
Cash and due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell	$ 40,255	$ 30,363	33 %
Investment debt securities	35,998	34,244	5 %
Advances	71,065	61,145	16 %
MPF Loans held in portfolio, net of allowance for credit losses	15,151	14,731	3 %
Other	744	719	3 %
Assets	$ 163,213	$ 141,202	16 %
Consolidated obligation discount notes	$ 68,190	$ 53,179	28 %
Consolidated obligation bonds	81,398	76,295	7 %
Other	3,291	2,273	45 %
Liabilities	152,879	131,747	16 %
Capital stock	4,138	3,573	16 %
Retained earnings	5,848	5,664	3 %
Accumulated other comprehensive income (loss)	348	218	60 %
Capital	10,334	9,455	9 %
Total liabilities and capital	$ 163,213	$ 141,202	16 %
Member standby letters of credit - off-balance sheet	$ 14,426	$ 12,874	12 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended June 30,			Six months ended June 30,		
	2026	2025	**Change**	**2026**	2025	**Change**
Interest income	$ 1,565	$ 1,592	(2)%	$ 3,058	$ 3,080	(1)%
Interest expense	(1,313)	(1,355)	(3)%	(2,572)	(2,607)	(1)%
Net interest income	252	237	6 %	486	473	3 %
Reversal of (provision for) credit losses	(1)	(3)	(67)%	(1)	(2)	(50)%
Net interest income after reversal of (provision for) credit losses	251	234	7 %	485	471	3 %
Noninterest income (loss)	25	22	14 %	56	41	37 %
Noninterest expense	(76)	(89)	(15)%	(158)	(169)	(7)%
Income before assessments	200	167	20 %	383	343	12 %
Affordable Housing Program assessment	(20)	(16)	25 %	(38)	(34)	12 %
Net income	$ 180	$ 151	19 %	$ 345	$ 309	12 %
Average interest-earning assets	$ 153,106	$ 136,345	12 %	$ 149,905	$ 131,701	14 %
Net interest income yield on average interest-earning assets	0.66 %	0.70 %	(0.04)%	0.65 %	0.72 %	(0.07)%

EXHIBIT 99.1

About the Federal Home Loan Bank of Chicago

FHLBank Chicago is a regional bank in the Federal Home Loan Bank System. FHLBanks are government-sponsored enterprises created by Congress to ensure access to low-cost funding for their member financial institutions, with a focus on providing solutions that support the housing and community development needs of members' customers. FHLBank Chicago is a self-capitalizing cooperative, owned by its Illinois and Wisconsin members, including commercial banks, credit unions, insurance companies, savings institutions and community development financial institutions. To learn more about FHLBank Chicago, please visit fhlbc.com.

"Mortgage Partnership Finance" and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect FHLBank Chicago, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events (including geopolitical conflicts); changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; FHLBank Chicago's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

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